SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

EliteSoft Global, Inc.

f/k/a Andes 3, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

Applied For

(CUSIP Number)

Cornelius Ee

Unit A-9-4, Northpoint Office Suite, Mid Valley City No. 1, Medan Syed Putra Utara, Kuala Lumpur, Malaysia.

(60) 16 206 6315

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 20, 2015

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

 CUSIP No. --none

1	NAME OF REPORTING PERSON Cornelius Ee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

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4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Malaysia

	7	SOLE VOTING POWER

NUMBER OF		3,000,000

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,000,000

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	25%

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14	TYPE OF REPORTING PERSON

INDIVIDUAL

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D relates to the common stock, $0.0001 par value, of EliteSoft Global Inc., a Delaware corporation (the “Issuer” or “Company”). The principal executive offices of the Company are located at 18582  NW Holly Street, Unit 202 Beaverton, OR. 97006-7014.

ITEM 2. IDENTITY AND BACKGROUND.

(a) Cornelius Ee

(b) The business address of Mr. Ee is Unit A-9-4, Northpoint Office Suite, Mid Valley City No. 1, Medan Syed Putra Utara, Kuala Lumpur, Malaysia.

(c) Mr. Ee' s principal occupation is acting as VP of Information Technology and Director of the Issuer.

(d) Mr. Ee has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Ee has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Ee is a citizen of Malaysia.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        On February 20, 2015, Mr. Ee received 3,000,000 shares of the Issuer's restricted common stock from  EliteSoft Asia Sdn Bhd (“ESA”). ESA had originally acquired these shares in a private, unsolicited transaction with the Issuer’s former shareholder, Richard Chiang. ESA proceeded to transfer these shares to, amongst others, Mr. Ee in consideration of services to be provided to ESA, and for services to be provided to the Board of Directors for the Issuer. The shares were issued in lieu of compensation for the services provided.

          For purposes of this Schedule 13D, the total number of shares reported as beneficially owned by the Reporting Person is 3,000,000 shares.

ITEM 4. PURPOSE OF TRANSACTION.

          Mr. Ee holds the Issuer's securities for investment purposes and intends to continue to evaluate their respective investments in the securities. Mr. Ee intends to participate in and influence the affairs of the Issuer through the exercise of their voting rights with respect to his shares of common stock.

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	As of the filing date of the Schedule 13D, Mr. Ee may be deemed to have (i) beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and (ii) sole power to vote the 3,000,000 shares of Common Stock, which represents approximately 25% of the shares of common stock deemed to be outstanding pursuant to Rule 13d-1(j). This percentage of beneficial ownership was calculated by dividing the number of shares beneficially owned by Mr. Ee by 12,250,000 shares (the number of outstanding shares of common stock of the Issuer as of the filing date of this Schedule 13D).

(b)	The responses of Mr. Ee to Items 7-11 of the cover page of this Schedule 13D are incorporated by reference.

(c)	Except as set forth or incorporated herein, Mr. Ee has not effected any transactions in the shares of the Issuer during the past 60 days.

(d)	Not applicable

(e)	Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not Applicable

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 26, 2016

Cornelius Ee
By:	/s/ Cornelius Ee
Cornelius Ee, Director

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